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                              June 11, 2021

       David DiDomenico
       Chief Executive Officer and President
       Osprey Technology Acquisition Corp.
       1845 Walnut Street, Suite 1111
       Philadelphia, PA 19103

                                                        Re: Osprey Technology
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 13, 2021
                                                            File No. 333-256103

       Dear Mr. DiDomenico:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed on May 13, 2021

       Cover Page

   1. We note your disclosure in the Notice on page v that public stockholders may elect to redeem their shares
even if they vote for the Business Combination Proposal. Please clarify here that
public stockholders may elect to redeem their public shares without voting, and if they do
vote, irrespective of whether they vote for or against the Business
                                                        Combination Proposal.
       Questions and Answers About Osprey's Special Stockholder Meeting
       What happens if a substantial number of public stockholders vote in favor of, page viii

   2.                                                   Expand this question
and answer to disclose the estimated maximum number of
                                                        Osprey shares that may
be redeemed and still enable the $225,000,000 condition to be
 David DiDomenico
FirstName  LastNameDavid DiDomenico
Osprey Technology Acquisition Corp.
Comapany
June       NameOsprey Technology Acquisition Corp.
     11, 2021
June 11,
Page 2 2021 Page 2
FirstName LastName
         met. Please also disclose the amount of funds in the trust account as of the most recent practicable date.
Risk Factors
Additional Risks Relating to Ownership of New BlackSky Parent Class A Common
Stock
Following the Merger
New BlackSky Parent's amended and restated certificate of incorporation will designate the
Court of Chancery of the State of Delaware, page 88

3. Please revise this risk factor to clarify whether this exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note your disclosure on page 294 indicating that the exclusive forum provision would not apply to actions arising under the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction, and that the federal district courts of the United States will be the sole and exclusive forum for claims arising under the Securities Act.

Description of the Transactions, page 91

4. We note the entries for the deferred underwriting fee. Please disclose the effective total underwriting fee, on a percentage basis for shares assuming no redemptions as well as assuming maximum redemptions.
Unaudited Pro Forma Condensed Combined Financial Information
Note 2 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
December 31, 2020, page 98

5. Refer to the table at note "O." Please revise the pro forma combined company authorized shares so that it also presents 100 million preferred shares Osprey will be authorized to issue.
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Statement Of Operations for the year ended December 31, 2020, page 103

6. We note adjustment 3a relates to transaction bonuses that BlackSky will pay upon consummation of the merger. To the extent these bonuses are not expected to have a continuing impact on your results, please tell us why you have adjusted your pro forma statement of operations for this transaction cost.
7. We refer you to adjustment 3f. Please expand the disclosure at (4) to explain the calculation to determine the number of shares in the denominator attributable to current
         BlackSky stockholders and application of the respective exchange ratios to each of the
         BlackSky Class A common shares, BlackSky preferred shares and the bridge loan. See
         Rule 11-02(a)(7)(ii)(D) of Regulation S-X.
 David DiDomenico
FirstName  LastNameDavid DiDomenico
Osprey Technology Acquisition Corp.
Comapany
June       NameOsprey Technology Acquisition Corp.
     11, 2021
June 11,
Page 3 2021 Page 3
FirstName LastName
Information About BlackSky
Our Customers, page 165

8. Please identify here or elsewhere in the document the governments in the Middle East and
         Asia Pacific which which you have material contracts. We also note your reference at
         page 169 to the resale of BlackSky   s suite of satellite imaging and
data analytics services
         in Southeast Asia.
Unaudited Prospective Financial Information of BlackSky, page 214

9. You state that your projections are based on numerous variables and assumptions and that you believe the assumptions were reasonable at the time the projections were prepared.
         Please expand your disclosure to further describe the material assumptions underlying your projections. In this regard, we note that you are forecasting significant revenue growth in all three projected periods and positive Adjusted EBITDA starting in 2022.
         Clearly describe the basis for projecting these positive results, identifying the assumptions and factors that materially impact the determination of these projections.
10. Please tell us whether you consider the prospective information total revenue and
         Adjusted EBITDA disclosed at page 216 to be a forecast or projection in accordance with
         Item 10(b) of Regulation S-K and the basis for your conclusion. To the extent you have determined this information is a forecast or projection, explain how you have applied the appropriate format for projections in Item 10(b)(2) of Regulation S-K.
11. We note that two additional years of BlackSky projections were provided in connection with the PIPE in February 2021. If the Osprey board considered the additional years of forecasts in determining to agree to the merger agreement and to recommend shareholder approval, please ensure that your description of material factors considered addresses the additional information and explains the purpose for the different sets of projections.
The Merger
Background of the Merger, page 216

12. Please provide all disclosure Item 1015(b)(6) of Regulation S-K requires with regard to the financial projections, preliminary valuations, and other reports and presentations the financial advisors, BlackSky, or its agents provided to Osprey or its representatives at various times prior to the execution of the merger agreement. In addition, at page 219 you state that "Osprey and its financial advisors reviewed a number of valuation metrics" in order to derive a valuation for BlackSky. See Item 4(b) of Form S-4.
13. We note your disclosure indicating that BlackSky's valuation was based, in part, on
         Osprey and its financial advisors' analysis of comparable companies. Please revise your disclosure to provide more details regarding this analysis, including the identity of the companies, the projected multiples and other financial data used to derive such multiples and explain how this analysis was applied to determine BlackSky's enterprise value. In addition, disclose the criteria used to select these companies.
 David DiDomenico
Osprey Technology Acquisition Corp.
June 11, 2021
Page 4
14. We note that on January 12th and 13th, BlackSky and Osprey participated in several discussions to finalize negotiations with respect to the term sheet, and that multiple conversations took place over the course of the exclusivity period and leading up to the execution of the merger agreement. Revise to identify the members of management or representatives of BlackSky and Osprey who participated in the referenced discussions during this period.
Exhibits

15. Please file copies of BlackSky's employment agreements with Brian O'Toole and Brian
       Daum as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
16. We note that BlackSky Holdings, Inc. is party to an Amended and Restated Loan and
       Security Agreement dated October 31, 2019 with Intelsat Jackson Holdings SA and
       Seahawk SPV Investment LLC. To the extent that any outstanding debt under the agreement will be assumed by the combined company, please file a copy of the agreement as an exhibit to your registration statement.
17. We note your disclosure on page 43 regarding BlackSky's dependence on LeoStella as the sole manufacturer of its satellites and that a change to its relationship with LeoStella could result in a material adverse effect on your business, results of operations and cash flows.
       Please file the LeoStella satellite manufacturing joint venture agreement as an exhibit or tell us why you believe it is not required to be filed. See Item 601(b) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig
Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-
Advisor, at 202-551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-
551-3707 with any other questions.



                                                              Sincerely,
FirstName LastNameDavid DiDomenico
                                                            Division of
Corporation Finance
Comapany NameOsprey Technology Acquisition Corp.
                                                            Office of Energy &
Transportation
June 11, 2021 Page 4
cc:       C. Michael Chitwood, Esq., of Skadden, Arps et al
FirstName LastName